UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PRECIPIO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74019L107

(CUSIP Number)

Mark Rimer

c/o Preicipio, Inc.

4 Science Park

New Haven, CT 06511

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Mark Rimer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,243,897
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,243,897
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Chenies Investor LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 45-3032710
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 862,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 862,264
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.39%
14	TYPE OF REPORTING PERSON OO

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SCHEDULE 13D/A

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Effective October 10, 2017, Mr. Rimer no longer serves as a managing member of Kuzven Precipio Investor LLC ("Kuzven"), no longer has any voting or dispositive power over any securities held by Kuzven, and no longer beneficially owns any securities held by Kuzven. This Amendment No. 2 is being filed solely to reflect this change in beneficial ownership. No transaction is being reported at this time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock beneficially owned by the Reporting Persons.  The percentage ownership is calculated based on 6,407,860 shares of Common Stock issued and outstanding as reported on the Company’s Form 10-Q for the period ending June 30, 2017 and filed with the SEC on August 22, 2017 and increased by:  (i) 1,735,419 shares of Common Stock issued pursuant to the conversion of all outstanding Preferred Stock, including all dividends, in connection with the Company’s Offering as reported on the Company’s Form 8-K dated August 28, 2017 and filed on August 31, 2017; (ii) 359,999 shares of Common Stock issued pursuant to the conversion of the Company’s convertible promissory notes in connection with the Offering as reported on the Company’s Form 8-K dated August 28, 2017 and filed on August 31, 2017; and (iii) 204,931 shares of Common Stock, which is the aggregate number of shares of Common Stock issuable upon the exercise of all warrants to purchase Common Stock held by the Chenies Parties that are or may become exercisable within 60 days.

(a) As of the date hereof, Mr. Rimer is the beneficial owner of 1,243,897 shares of Common Stock consisting of: (i) 686,874 shares of Common Stock held by Chenies Investor LLC; (ii) 340,913 shares of Common Stock held by Chenies Management LLC; (iii) 4,179 shares of Common Stock held by Precipio Employee Holdings; (iv) warrants to purchase 175,390 shares of Common Stock held by Chenies Investor LLC; (v) warrant to purchase 29,541 shares of Common Stock held by Chenies Management LLC; and (vi) option to purchase 7,000 shares of Common Stock held directly by Mr. Rimer.

Mr. Rimer is managing member of Chenies Investor LLC and Chenies Management LLC.

As of the date hereof, Chenies Investor LLC is the beneficial owner of 862,264 shares of Common Stock consisting of: (i) 686,874 shares of Common Stock; and (ii) warrants to purchase 175,390 shares of Common Stock.

(c)  Except for the transactions disclosed in the Schedule 13 D and this Amendment No. 2, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented to include the response in Item 4 above.

Item 7. Material to be Filed as Exhibits

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2017

/s/ Mark Rimer
Mark Rimer

Chenies Investor LLC

By:	/s/ Mark Rimer
Mark Rimer
Managing Member

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